Rudolph Technologies, Inc.
One Rudolph Road, PO Box 1000
Flanders, New Jersey 07836
Main: 973.691.1300
Fax: 973.691.4863
www.rudolphtech.com

July 3, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington, DC 20549
Attention: Kate Tillan
                Assistant Chief Accountant
            Re:      Rudolph Technologies, Inc.
                        Form 10-K for the fiscal year ended December 31, 2007
                        filed on March 3, 2008
                        Form 10-Q for the quarterly period ended March 31, 2008
                        File No. 000-27965

 Dear Ms. Tillan:

         On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated June 25, 2008.  The responses below have been numbered to correspond with the comments in your June 25, 2008 letter.

 Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements, page F-1

Summary of Significant Accounting Policies, page F-9

J. Goodwill and Other Intangible Assets, page F-11

  Please refer to prior comments 2 and 3.  Please tell us how you considered the decline in your stock price in each period in determining that there was not an event or circumstance that would more likely than not reduce the fair value of your reporting unit below its carrying amount.  In this regard, please discuss the factors you believe are underlying the decline in the price of your stock and how you considered those factors in your analysis under paragraph 28.

 RESPONSE TO COMMENT 1

In order to assess whether the decline in market capitalization is an indicator of goodwill impairment, we consider the underlying reasons for the decline in the value of the securities (e.g., adverse change in the business climate, an adverse industry competitive change) as well as the significance of the decline and the length of time the securities were trading at a depressed value.  Our goal in considering the length of time that the share price is depressed is to avoid impacting our accounting records for short-term or temporary declines in share price, which we do not believe is an indication of the fair market value of the business.

One method that we have used to assess the impact of depressed share prices is to consider the drop in our share price as compared to the industry as a whole.  Absent adverse technology shifts or other adverse industry-wide shifts, we have generally viewed that a decline in our share price commensurate with the industry average to be temporary in duration.  It is noted that the stock price declined in both the December 31, 2007 and March 31, 2008 periods.  As discussed in our response to comments 2 and 3 in our letter dated June 23, 2008, the semiconductor industry is subject to significant fluctuation due to its cyclical nature.  That cyclicality translates into significant volatility, both positive and negative, in the stock price movements for public companies that participate in the industry.

 The Company evaluates its stock price performance through comparison to the Philadelphia Semiconductor Index ("Index") which is a price-weighted index composed of 18 U.S. semiconductor companies primarily involved in the design, distribution, manufacture, and sale of semiconductors.  To the extent that there is a significant divergence or gap between the Company's stock price performance and the Index, the Company attempts to evaluate the cause of such variations and assesses the impact on whether or not to perform an interim goodwill impairment test.  This assessment looks for Company specific verses Industry specific events as outlined in our response letter dated June 23, 2008, such as changes in the competitive landscape, legal environment or loss of key personnel.

 The following table provides a comparison of the Company's stock performance to the Index for the December 31, 2007 and March 31, 2008 periods:

Rudolph Stock Price / Philadelphia Semiconductor Index Comparison

	Philadelphia		Rudolph
	Semiconductor	%	Stock	%
Period	Index (SOXX)	Change	Price	Change

October 31, 2007	463.39		$13.03
		-11.9%		-13.1%
December 31, 2007	408.04		$11.32
		-15.7%		-13.7%
March 31, 2008	343.94		$9.77

Six Month Change		-25.8%		-25.0%

  As detailed in the above table, the Company's stock price performance was consistent with the industry Index performance in both the December and March time periods. Since there were no adverse company specific factors, we believe the decline in our share price was solely due to industry trends.  As discussed in our June 23, 2008 response letter, industry forecasts are for revenue growth in the third quarter of 2008, as well as, a 12.1% overall growth in 2009.  In addition, current forecasts are for the industry to grow an additional 13.9% in 2010, and this, coupled with the Company's forecasted sequential revenue growth and backlog improvement, we believe will improve both the Company's stock and Index's performance. As such, we believe the decline in the Company's stock price is temporary.

 We would note supplementally that since our June 23, 2008 response, we have formally updated our first level market capitalization test as of December 31, 2007 and March 31, 2008 and in both cases, the value indicated by the market value test, with the control premium adjustment, exceeded the carrying amount of the reporting unit.  The results of those tests are as follows:

Interim Market Capitalization Test
(In millions, except per share data
	12/31/2007	3/31/2008

Number of shares outstanding	30.5	30.6
Per share value of Rudolph Stock	$ 11.32	$ 9.77
Market capitalization	345.3	299.0
Control premium (1)	39%	43%
Value of control premium	134.7	128.6
Fair value	$ 479.9	$ 427.5

Carrying Value	$ 424.4	$ 424.0

(1) Control premium based on most recent prior two year closed
M & A transactions as of the date of test.

 Further, we note that our share price closed above $10/share as recently as May 30, 2008, which is sufficient to pass the initial impairment test.  Irrespective of our share price decline compared to the industry average discussed above, we would consider trading below the threshold market capitalization level for a period of 90 days, even with no other indicators, to be an indicator of impairment and would thus have a full impairment analysis performed.

Form 10-Q for the Quarter Ended March 31, 2008

Item 4.  Controls and Procedures

  Please refer to prior comment 8.  We note the proposed revisions in your response.  Please also include a conclusion regarding whether your disclosure controls and procedures were effective or were not effective as of March 31, 2008 in an amendment to your March 31, 2008 Form 10-Q.

 RESPONSE TO COMMENT 2

 We will amend our Form 10-Q for the quarter ended March 31, 2008 to include the following statement in the Conclusions section of Item 4:

As described in more detail in Item 9A of our 2007 Form 10K, ("Form 10K") our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.  Management's assessment identified one material weakness in internal controls over financial reporting as of the date.  This material weakness was identified in the process and procedures surrounding the preparation and review of the income tax provision.  Because the remediation of the material weakness was not complete, our management, including our principal executive and principal financial officers, have concluded that our disclosure controls and procedures were not effective as of March 31, 2008.

 We have implemented the following measures to address the material weakness and to enhance our internal controls over financial reporting:

 1)  Obtain an understanding of the tax provision preparation and review procedures performed by our outside tax advisors.

 2)  Established tax review meetings each quarter and at year-end with the external tax advisors and Rudolph management.

 3)  Complete quarterly and annual tax compliance checklists to ensure all relevant tax items are considered in the preparation of the tax provision.

 Management believes that we have made substantial progress towards remediating the material weakness in our internal controls over financial reporting.  Our testing and evaluation of the operating effectiveness and sustainability of these changes to our internal controls over financial reporting have not yet been completed as the above-referenced remediation actions are still in the implementation process.  Therefore, the material weakness identified  in the year ended December 31, 2007still exists as of March 31, 2008 and has caused our management to conclude that we did not maintain effective internal controls over financial reporting as of March 31, 2008. Notwithstanding the material weakness in our internal control over financial reporting that existed as of March 31, 2008, management believes that (i) the Quarterly Report on Form 10Q does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which they were made, not misleading with respect to the periods covered by this Report and (ii) the financial statements, and other financial information included in this Report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the dates and periods presented in this Quarterly Report.

 We trust that you will find the foregoing responsive to your comments.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/s/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Paul F. McLaughlin (Rudolph Technologies, Inc.)
    Robert A. Koch (Rudolph Technologies, Inc.)
    Rudolph Technologies, Inc. Audit Committee
    Tim Vitale (Ernst & Young)